PhotoMedex, Inc.

2300 Computer Drive, Building G

Willow Grove, Pennsylvania 19090

VIA EDGAR

November 17, 2016

Geoff Kruczek

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	PhotoMedex, Inc.

Preliminary Proxy on Schedule 14A

Filed October 18, 2016

File No. 000-11635

Dear Mr. Geoff Kruczek

PhotoMedex, Inc. (the “Company,” “it,” “we,” “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 14, 2016, regarding our Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), previously filed on October 18, 2016. A marked version of the Proxy Statement is enclosed herewith reflecting all changes to the Proxy Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	We note you effected a one-for-five reverse stock split on September 23, 2016. Please revise your proxy statement to include selected financial data which includes relevant per share information for all periods, with the stock split prominently disclosed.

We have inserted selected financial data on pages 63-68 of the document in response to this comment and for comment 10. Additionally, throughout the proxy statement, we have revised the narrative and tables to reflect information on a post-reverse split basis, specifically on pages 34 and 37 through 40.

Questions Pertaining Specifically to the Asset Sale Proposal, page 7

2.	Please revise to add a separate question and answer that clearly and prominently describes and quantifies the interests of your affiliates in the Asset Sale, as briefly mentioned on pages 53-54, including the accrued and unpaid bonuses for 2015 and 2016 referenced on page 23. Ensure your revisions also address your current financial position and liquidity, including the likelihood you will need to seek bankruptcy protection, and how you intend to pay the amounts owed to your affiliates following the change in control.

We have added a question and answer entitled “What Are the Interests of Certain Persons in the Asset Sale” on page 8 of the proxy statement, which contains the requested disclosures regarding our affiliates.

What is the purchase price to be received by the Company?, page 7

3.	We note the disclosure in your last risk factor on page 44 and your first full risk factor on page 45 that there is no assurance you will receive the $4.5 million portion of the purchase price in the form of royalty payments or the $2 million purchase price due 90 days after closing. Please revise to disclose here the uncertainty regarding the receipt of those payments and that shareholders will not know at the time of the vote the amount of consideration that you will receive from the asset sale.

We have added language on pages 46 and 47 explaining that there is no assurance PhotoMedex will receive the $4.5 million portion of the purchase price which is to be paid in the form of royalty payments and we have clarified that the $2 million purchase price due 90 days after closing likewise may not be collectable in full. We also included on page 47 a statement that shareholders receiving the proxy statement will not know at the time of their vote the total amount of consideration for this transaction that will be received by the Company.

Use of Proceeds, page 41

4.	Please quantify the amount of proceeds you will devote to each of the purposes listed here and liabilities and expenses that will remain, as referenced on pages 7-8, including, if applicable, amounts you will owe to your two executives after the change in control. Please also clarify how your financial resources will permit you to satisfy those remaining liabilities and expenses (1) if you receive the full amount of the consideration owed for the Asset Sale; or (2) if you do not receive a portion of that consideration, such as the $2 million payment or $4.5 million royalty.

On page 42, we have provided an outline and supporting information detailing the use of the proceeds from the Asset Sale, including the order in which items will be paid and clarification as to when our two executives will be paid their bonuses and other accrued compensation. We also provided additional detail as to how the plan of payment will be affected should the Company not collect part of the consideration for the Asset Sale.

Nature of Our Business Following the Asset Sale, page 41

5.	Please revise to briefly discuss the LHE medical device business you will operate following the Asset Sale. For example, what products does it sell and how much revenue does it generate?

On pages 42-43, we have added a description of the Company’s LHE medical device business, which the Company will continue to market and operate following the approval of the Asset Sale, including details on the products in that business line, the operating costs and the profit/loss generated by the LHE medical device business.

Background of the Asset Sale, page 49

6.	We note your Form 8-K filed February 22, 2016 regarding your plan of merger with DS Healthcare Group, Inc., which appears to involve consideration well above the $24.5 million you disclose in this section. Please revise to clarify the reference to $24.5 million as it relates to the transaction with DS Healthcare. Please also revise to clarify what occurred from the May 12, 2015 introduction referenced in your disclosure until November 20, 2015, when “the Company received a letter of intent,” and what occurred after that date until entering the agreement with DS Healthcare on February 19, 2016, as disclosed on page 51.

On page 53, we have added language clarifying the components of the consideration to be received from DS Healthcare so that shareholders can accurately calculate the $24.5 million figure. We have also added language explaining that the transaction with DS Healthcare would have involved total consideration in excess of that figure, because under that transaction DS Healthcare would have also acquired a second business line, the Neova products line, from another Company subsidiary, PhotoMedex Technology, Inc., for an additional $20 million.

You also asked us to revise this section to clarify what occurred with DS Healthcare from the May 12, 2015 introduction referenced in the disclosure until the November 20, 2015, when the Company received a letter of intent, and what occurred after that date until we entered into the agreement with DS Healthcare on February 19, 2016, as disclosed on original proxy statement page 51. We have revised this entire section to incorporate both this information, as well as the information requested in comments 7 and 8. Details on the negotiations with DS Healthcare can be found on pages 51-54.

7.	Please more fully disclose how the structure of the transaction and the consideration were determined through the negotiations you describe in the section. For instance, we note that on September 21, 2015, ICTV proposed to acquire the no!no! brand products, but you responded that you were not interested in that structure at the time. Similarly, it is unclear from your disclosure what terms and structure were proposed in August 2016 and during the subsequent negotiations. Please revise to clarify.

As stated above, we have revised this entire section to incorporate the information requested in Comments 6 through 9. With regard to this comment, we have, for example, on page 53 provide the reason why we were not interested in the structure of a deal offered by ICTV in September 21, 2015, and throughout pages 51-54 have provided more information on the negotiations between the Company and ICTV which led to the proposed Asset Sale.

8.	Please revise the disclosure on page 50 to clarify the reasons underlying the reduction in offered consideration from $12 million to $8 million on January 16, 2016. Please also revise the August 7, 2016 reference to clarify whether the letter of intent and $8 million range relates to the Viatek offer. If so, please revise to clarify what occurred from the January 16, 2016 reduction in consideration until August 7, 2016.

As stated above, we have revised this entire section to incorporate the information requested in Comments 6 through 9. With regard to this comment, we have added information as to the progression of negotiations with Viatek and the attempts by Viatek to continually reduce the amount of consideration they were offering for the Radiancy business contained in the Asset Sale, which led to the acceptance of the offer from ICTV and the pending Asset sale. Those changes can be found on pages 52-54.

9.	We note the numerous references to Robert Powers throughout this section, including an introduction he provided to DS Healthcare on May 12, 2015 and a meeting regarding ICTV on May 28, 2015, and the disclosure on page 49 that Mr. Power’s introductions resulted in a letter of intent with ICTV. Please revise to clarify the nature of Mr. Powers’ activities and role with you in connection with the transactions mentioned in this section. We note, in this regard, the disclosure on page 52 that Mr. Powers was ICTV’s financial advisor in connection with the Asset Sale.

On page 51, we have provided additional details on Mr. Powers’ association with the Company, as well as the role he played in introducing our management team to various parties who were interested in entering into a transaction or business relationship involving the Company’s consumer business line.

Proposal No. 3: The Asset Sale, page 48

10.	Please provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X or explain to us why it is not necessary to do so. Refer to Rule 11-01(a)(4) of Regulation S-X.

We note that, under applicable rules, small business entities such as PhotoMedex, Inc. are not required to include pro forma financial statements in a proxy statement of this type. Nevertheless, in order to provide additional information to our shareholders in order to allow them to make an informed judgment on the merits of the Asset Sale, we have inserted selected financial data on pages 63-68 of the document in response to this comment and for comment 10.

Recommendation of Our Board of Directors, page 52

11.	We note your reference on pages 7 and 40 to the subsection “Reasons for the Asset Sale” located under Proposal No. 3. However, it appears this subsection has not been included in your proxy statement. Please revise to discuss the reasons for the Asset Sale. Ensure such revisions describe the material positive and negative factors considered by the board in reaching its conclusion that the transaction is “desirable and in the best interests of the Company.” We note, as examples only, the references on pages 7 and 40 to the “strategic and financial benefits,” “strategic alternatives,” the price to be paid, future business prospects and “advice of the Company’s financial and legal advisors.”

That subsection appears to have been inadvertently eliminated when the filing was made. We have therefore revised the proxy statement to insert this subsection on page 54. As noted in the comment, the subsection discusses the reasons for the Asset Sale, including the material positive and negative factors considered by the board in reaching its conclusion that the transaction is “desirable and in the best interests of the Company.”

Interests of Certain Persons in the Asset Sale, page 53

12.	Given the disclosure that the Asset Sale will constitute a change in control and the nature of the Asset Sale proposal, please provide us your analysis of whether you are required to include the disclosure required by Regulation S-K Item 402(t) and the resolution required by Exchange Act Rule 14a-21(c).

As to the disclosures required by Regulation S-K Item 402(t), we note that the discussion of ‘golden parachute’ payments is already incorporated in the proxy statement at pages 27-29 of the original proxy statement. Because of edits, these disclosures are now found on pages 28-30 of the revised proxy statement. We have updated this information to provide calculations as of the end of the third quarter of 2016, in light of the recent filing of our Form 10-Q for that period.

As to the resolution required by Exchange Act Rule 14a-21(c), at our Annual Meeting of Shareholders held on July 31, 2014, our shareholders approved an advisory resolution on the compensation paid to our executive officers and, at the same time, approved the option of voting on executive compensation every three years, not every year. As the compensation arrangements of our executive officers have not changed since that time, we do not believe we are required to include such a resolution in our proxy statement until we hold our Annual Meeting of Shareholders for the calendar year 2017.

We thank the Staff for its review and consideration of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Sarah Williams, at swilliams@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Dolev Rafaeli

Dolev Rafaeli Chief Executive Officer

cc:     Sarah Williams, Esq.
          Ellenoff Grossman & Schole LLP